Tracy D. Mackey
Senior Counsel

4801 Main Street, Suite 1000
 Kansas City, MO  64112
Direct: 816.983.8299
Fax: 816.983.8080
tracy.mackey@huschblackwell.com

October 5, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company)

To the Commission:
On August 1, 2016, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form N-2 (the "Registration Statement").  The Company received oral comments from Ms. Ashley Vroman-Lee of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company's response to those comments.  The Company has simultaneously filed Pre-Effective Amendment No. 1 to the Registration Statement to respond to the comments, as well as to update the financial information to include audited financial statements for the Company's fiscal year ended June 30, 2016.  The text of each comment has been included in this letter for your reference and the Company's response is presented below each comment.
1.	Comment:	On the Cover Page, the 4th bullet point states "Dividends are not guaranteed, and we are permitted to return a limited amount of our capital, or borrow, to fund dividends (though we intend to do neither)." Please tell us when the Fund last returned capital.
Response: While the Company is permitted to return a limited amount of capital to fund distributions, since inception, the Company has not included any return of capital in any distribution to its investors.
2.	Comment:	Please confirm the amount of the fund's assets that are invested in private funds (including private REITs) and whether the amounts invested in private funds are equal to or less than 35% of the Fund's assets. The Staff has taken the position that without an "accredited investor" standard of suitability, the fund should invest less than 35% of its assets in private funds (including private REITs). It is noted in Footnote 4 on page F-3, the fund discloses that 48.11% of the fund's total assets are in illiquid securities. Given this disclosure, please explain how the fund complies with the Staff position.
Response: The Staff confirmed for the Company that "private funds" for purposes of this comment related to funds exempt from registration under the Investment Company Act of 1940 (the "1940 Act") pursuant to Section 3(c).  The Company does not believe that any of its investments are in funds that, absent an exemption under 3(c), would otherwise meet the definition of "Investment Company" under the 1940 Act.  Each of the non-publicly traded REITs in which the Company has invested has filed a registration statement for the offering and sale of its securities under the Securities Act of 1933. As such, the Company believes that none of its assets, as of June 30, 2016, were invested in private funds (including private REITs which might be deemed Investment Companies under the 1940 Act).  The footnote refers to "illiquid securities," which includes both private fund investments and investments in securities for which there is not a readily available trading market.
3.	Comment:	In Risk Factors on page 4, the 8th bullet point states "Investing in real estate-related companies involves a high degree of risk and our financial results may be affected adversely if one or more of our significant portfolio investments defaults on its loans or fails to perform as we expect." Please describe this risk and expand this risk to include REITs, individual mortgages and private funds.
Response: The bullet point has been revised and expanded to include REITs and individual mortgages.  As noted in our response to Comment 2, the Company does not invest in other private funds.  A further description of the risks associated with real estate and mortgage investments appears on the Risk Factors "The indirect ownership of real properties involves a number of risks" and "Investment in mortgage loans or issuers that own or originate mortgage loans involves a number of risks" that appear beginning on page 21 under "Risk Factors – Risks Related to Our Investments."
4.	Comment:	In Risk Factors (page 4), the 9th bullet point states "The lack of liquidity in our investments may adversely affect our business." Please describe how the lack of liquidity adversely affects the business.
Response: On page 25 under "Risk Factors – Risks Related to Our Investments," the Risk Factor entitled "The lack of liquidity in our investments may adversely affect our business" describes in detail this risk, including the difficulty to sell certain investments at desired times and at favorable prices.
5.	Comment:	Under "The Offering – Investment Advisory Fees" on page 9, please provide a clear discussion of the Portfolio Structuring Fee and the Base Management Fee.
Response: The disclosure has been revised as requested.
6.	Comment:	If the total sales load is above the FINRA cap of 8.5%, the Staff requires the following bullet to be added to the cover page as additional caution to investors:
 "An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests.   If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses."
Response: The Company has included the required bullet on the cover page.
7.	Comment:	Under "Fees and Expenses" on page 11, should the "Organizational and Offering Expenses" that constitute 0.59% of annual fund expenses be included in the Portfolio Structuring Fee or are these Organizational and Offering expenses solely related to the $1,650,000 that is disclosed? Describe what the 59 basis points includes and please clarify what the $1,650,000 is for and include a breakdown of what those expenses include.
Response: The "Organizational and Offering Expenses" that are estimated to equal 0.59% of annual fund expenses relate to the estimated $1,000,000 in organizational and offering expenses during the course of the offering (which equates to approximately $333,000 annually over three years) as noted in footnote 9.  These expenses are expected to include certain legal expenses, certain accounting expenses, state registration expenses and filing fees, printing and mailing costs and other offering-related expenses.  The aggregate Organizational and Offering Expenses that the Company may pay is capped at $1,650,000, although the Company currently estimates the aggregate expenses to equal $1,000,000, which is less than the cap.  The 59 basis points was calculated by taking the $1,000,000 in estimated organizational and offering expenses and dividing it by the pro forma NAV assuming the issuance of all shares in the offering, as of June 30, 2016, which is calculated as $70,795,432.
8.	Comment:	Regarding Footnote 9 on page 12 that references offering expenses in excess of $1,650,000 will be borne by the Advisor, the Staff notes that the Investment Advisory Agreement on file as Exhibit G.1 which is incorporated by reference to the 9/5/13 to POS EX filing limits the amount of operating expenses the fund may pay to $550,000. The Staff was unable to locate an amended agreement on EDGAR that increases this limit to $1,650,000. Please explain.
Response: The Company has filed an Amendment to the Investment Advisory Agreement as Exhibit G.3 to Pre-Effective Amendment No. 1 to the Registration Statement that provides for, among other things, an increase to $1,650,000 in the amount of offering expenses with respect to the offering covered by the Registration Statement that the Company is permitted to pay.
9.	Comment:	Page 13, first paragraph, 3rd sentence states "In addition, the example assumes inclusion of the sales load of 10% and the one-time up-front Portfolio Structuring Fee in the first year." Since the Portfolio Structuring Fee is not a one-time fee, please reflect the Portfolio Structuring Fee for all years in the example.
Response: The disclosure has been revised to clarify that the Portfolio Structuring Fee is a fee that is paid only with respect to new offering proceeds.  In that sense, it is paid "one time" with respect to each individual investment, in the first year of the investment.  In the explanatory language accompanying the example, we have revised the language to make it clear that the Portfolio Structuring Fee payable with respect to the hypothetical investment is only incurred in the first year and that the example assumes no other Shares are issued for which a Portfolio Structuring Fee would be paid.
10.	Comment:	Combine the disclosure in the first paragraph on page 13 with the example disclosure on page 11 so it is in one place.
Response: The disclosure has been revised as requested.
11.	Comment:	The last sentence of the first paragraph on page 13 states "Finally, while the example includes expenses we will incur in connection with our DRIP, it does not include the percentage of base management fees that will likely decrease as a result of issuing Shares under the DRIP." Why does issuing Shares under the DRIP decrease the base management fee?
Response: Increasing the net assets of the Company, which is a consequence of both the offering and the DRIP, reduces the fee per dollar of net assets because it causes the Company to reach thresholds that reduce the percentage management fee that is charged.  The result of issuing additional shares which cause "Managed Assets" to increase over the thresholds is a lower blended percentage base management fee. The language has been revised in the prospectus to make this more clear.
12.	Comment:	On Page 17 in the Risk Factor relating to selling common stock below NAV under certain circumstances, please clarify that Shareholders at the last annual meeting authorized the Fund to sell Shares below NAV.
Response: The Company has revised the Risk Factor to clarify that the Shareholders authorized the Company to sell Shares below NAV at the last annual meeting.
13.	Comment:	In the same Risk Factor, the last sentence states "If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution." Please clarify what is meant by dilution. We think you are referring to selling below NAV results in dilution but it could also be reduction in voting power.
Response: This Risk Factor is intended to highlight the risks of selling common stock below NAV, including the risk that selling additional shares of common stock below NAV could result in dilution in the NAV per share held by current stockholders.  The Risk Factor has been revised to more clearly explain the potential dilutive effect on per share NAV of issuance of additional shares below NAV.
14.	Comment:	On page 30, first paragraph, 4th sentence you state "Therefore, our offering costs will have either been paid by persons holding our common stock before the commencement of this offering (and will not be directly borne by investors in this offering), or will be paid by our advisor, or will be paid out of the amount not paid under the 10.0% in brokers fees described above." Why are current investors paying for the costs of this offering and not the investors entering into the offering?
Response: The disclosure has been revised to strike the sentence referenced as it is no longer relevant.
15.	Comment:	On pages 32-33, under "Dilution" – at the last annual meeting on November 2, 2015, Shareholders authorized the Fund to sell shares below NAV. Consider explaining that the Fund will seek approval at the next annual meeting to continue to sell shares below NAV. If approval is not obtained by 11/12/16, then it will need to stop selling below NAV.
Response: The disclosure has been revised as recommended.
16.	Comment:	Accounting Comment – On page 45, in the paragraph heading "Managerial Assistance", disclosure states that the Fund may receive fees for such services. Are these fees reflected in the fee table?
Response: The fees for managerial assistance have not been reflected in the fee table.  As noted on page 45, while permitted to receive such fees, the Company has not yet received any such fees.  It is unknown when or if such fees will ever be received and if received, in what amount.
17.	Comment:	Accounting Comment - On page 47, under "Portfolio Companies"—Disclosure in the introductory paragraph states that the Fund does not "control" nor is it an "affiliate" of any portfolio company. The Schedule of Investments in the 3/31/16 Form 10-Q identifies MPF Pacific Gateway and Coastal Realty Business Trust as "related parties". Please explain why those 2 portfolio companies are not identified as related parties in the portfolio company disclosure. Footnote "*" identifies portfolio companies that are non-qualifying and there are the following differences noted per disclosures in the 3/31/16 Form 10-Q Schedule of Investments. Please explain these differences:
-Winthrop Realty Holdings is identified as non-qualifying in the Form 10-Q, however it  is not identified as such in the portfolio company disclosure
-The total percentage of non-qualifying is 19.97% in the Form 10-Q and 15% in the portfolio company disclosure
Response: The disclosure in "Portfolio Companies" has been revised to appropriately characterize the investments as of June 30, 2016 in any entity that are deemed to be related parties. The "Portfolio Companies" section and the Schedule of Investments in the financial statements have been updated to reflect the investments as of June 30, 2016.  The differences noted have been rectified in the updated disclosure.
18.	Comment:	On Page 53 under "Committees of the Board," please disclose how many times each Committee met during the fiscal year, as required by Form N-2, Item 18.
Response: The disclosure has been revised as requested.
19.	Comment:	Regarding the disclosure under Advance Notice Provision for Stockholder Nominations and Stockholder Proposals (page 90), please explain how the advance notice requirement would be consistent with Section 15(a) of the 1940 Act. For example, an adviser could be fired at any time.
Response: The advance notice provision that is contained in the Company's bylaws is not inconsistent with the requirement under the 1940 Act that investment advisory agreements be terminable by the investment company's stockholders at any time because the rights of stockholders, including the requirements for proposing matters to be considered at a meeting of the stockholders, are matters of state corporate law.  Section 15(a) of the 1940 Act provides that a person may not serve as the investment adviser to a registered investment company except pursuant to a written contract, that, among other things, provides "in substance, that it may be terminated at any time, without the payment of any penalty, by the board of directors of such registered company or by vote of a majority of the outstanding voting securities of such company on not more than sixty days' written notice to the investment adviser".  Consistent with this requirement, Section 16 of the Investment Advisory Agreement between the Company and MCM Advisers, LP, dated as of February 28, 2014, as amended August 6, 2014 provides that the Investment Advisory Agreement "may be terminated by the Company at any time, without the payment of any penalty by the Company, by vote of the Board or by vote of a majority of the outstanding voting securities of the Company, on no more than sixty (60) days' written notice to the Adviser."  Under Maryland General Corporation Law ("MGCL") Section 2-504(f), a Maryland corporation is specifically permitted to include in its charter or bylaws a requirement that "any stockholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the stockholders to provide advance notice of the nomination of a proposal to the corporation before a date or within a period of time specified in the charter or bylaws."  The Advance Notice provision does not restrict the stockholders' ability to act at a meeting, it merely sets procedural requirements for proposing the matter to be voted on at a meeting.  Further, stockholders may act at any time by unanimous written consent.
20.	Comment:	On page 93, Arrangements with Dealer Manager, 4th paragraph -- why do you call out Arete and not other broker dealers? Please explain how the indemnification is permitted under Section 17(i) of the 1940 Act.
Response: Arete Wealth Management, LLC is acting as the Company's dealer manager, but may also act as a selling broker-dealer.  The Company noted Arete specifically in this paragraph to make it clear that Arete was subject to the same indemnification provisions as other participating broker-dealers.  The Company believes the indemnification provisions within its Sales Agent Agreement and the Form of Marketing Services Agreement are wholly consistent with and even more restrictive than required by Section 17(i) of the 1940 Act.  Section 17(i) of the 1940 Act prohibits in contracts and agreements with investment advisers and principal underwriters "any provision that protects or purports to protect such person against any liability to such company or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties, or by reason of his reckless disregard of his obligations and duties under such contract or agreement."  The indemnification provisions in the forms of Sales Agent Agreement (Section 6, 1st paragraph) (which have been filed as Exhibits H.2, H.4 and H.6 to Pre-Effective Amendment No. 1 to the Registration Statement), expressly provide that the agreement to indemnify the participating broker-dealers shall not apply to any claim "to the extent it arises out of or is based upon (y) any action or failure to act by Sales Agent (other than an action or failure to act undertaken at the Fund's request or with the Fund's consent), or (z) that constitutes a breach of this Agreement, violation of law, bad faith, gross negligence, or willful misconduct on the part of Sales Agent, or results from Sales Agent's reckless disregard for its duties or obligations under this Agreement."  A similar provision with respect to Arete in its role as dealer manager is found at Section 7(d), 1st paragraph of the Form of Marketing Services Agreement which has been filed as Exhibit H.1 to Pre-Effective Amendment No. 1 to the Registration Statement.
21.	Comment:	On F-13, Note 5 under "Organization and Offering Expenses," do the amounts discussed here that will be reimbursed by the Adviser (amounts in excess of $550,000) include the current offering estimated expenses?
Response: No. The amounts discussed in Footnote 5 are as of March 31, 2016 and June 30, 2015 and include only Organization and Offering Expenses relating to the Company's public offering on its prior registration statement.  As of those dates and as of June 30, 2016, no Organization and Offering Expenses had been incurred with respect to the offering contemplated by the Registration Statement.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 816-983-8299 or by email at tracy.mackey@huschblackwell.com should you have any questions or concerns.

Sincerely,

/s/ Tracy D. Mackey

Tracy D. Mackey

Cc: Chip Patterson
Steven F. Carman

cc